UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number: 001-35289

Burcon NutraScience Corporation
(Translation of registrant's name into English)

1946 West Broadway Vancouver, British Columbia, Canada V6J 1Z2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

On September 12, 2022, Burcon NutraScience Corporation (the "Company") filed a Form 25 to delist the Company's common shares from the Nasdaq Capital Market and to deregister its common shares under Section 12(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").  The delisting and deregistration became effective ten days and ninety days, respectively, from the date of filing.  The Form 25 initially suspended and then terminated the Company's reporting obligations under the Exchange Act.  While its Exchange Act reporting obligations have terminated, the Company continues to have reporting obligations under Canadian securities regulations and will continue to file reports on SEDAR under the Company's profile at www.sedar.com, and on the Company's website at www.burcon.ca.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BURCON NUTRASCIENCE CORPORATION (Registrant)

Date: August 28, 2023	/s/ Jade Cheng Jade Cheng Chief Financial Officer